UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  October 14, 2015

BAYLAKE CORP.

(Exact name of registrant as specified in its charter)

Wisconsin	001-16339	39-1268055
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

217 North Fourth Avenue Sturgeon Bay, Wisconsin	54235
(Address of principal executive offices)	(Zip code)

                    (920) 743-5551

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.

Entry into a Material Definitive Agreement.

On May 5, 2015, Baylake Corp. (“Baylake”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NEW Bancshares, Inc., a Wisconsin corporation (“NEWBI”).  The Merger Agreement contemplates that NEWBI will be merged with and into Baylake, with Baylake continuing as the surviving corporation (the “Merger”).  Immediately prior to consummation of the Merger, NEWBI will sell substantially all of the assets of its indirect subsidiary, Novak Agency, Inc. (“Novak”) to the principals of Novak on terms reasonably agreed to by Baylake.

On October 14, 2015, Baylake and NEWBI entered into the first amendment to the Merger Agreement (the “Amendment”).  The Amendment provides that, subject to certain limitations, the Merger Agreement may be terminated by Baylake or NEWBI if the Merger is not consummated by December 31, 2015, or January 31, 2016 in the event that the Merger has not been consummated by December 31, 2015 solely due to a delay in obtaining any regulatory approval required by the Merger Agreement. The Merger Agreement previously permitted either party to terminate the Merger Agreement if the Merger was not consummated by October 31, 2015, or December 31, 2015 in the event that the merger was not consummated by October 31, 2015 solely due to a delay in obtaining any regulatory approval required by the Merger Agreement.

The Amendment also modified the required language of the tax opinions to be provided by Godfrey & Kahn, S.C., counsel to Baylake (“G&K”) and Wipfli, LLP, independent accountant to NEWBI (“Wipfli”). The Amendment requires that NEWBI receive from Wipfli, and Baylake receive from G&K, opinions stating that it is more likely than not the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”) and that it is more likely than not that no gain or loss will be recognized by NEWBI as a result of the Merger.  Additionally, the Wipfli opinion will also state that it is more likely than not that no gain or loss will be recognized by NEWBI shareholders with respect to shares of Baylake stock they receive in connection with the Merger. Prior to the Amendment, the Merger Agreement required the opinions to be provided by G&K and Wipfli to state that the merger would be treated as a reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss would be recognized by the NEWBI or NEWBI shareholders in connection with the Merger or receipt of shares of Baylake common stock as consideration for the Merger.

The Amendment also provides that NEWBI, through its consent to, facilitation of, or involvement with the subsequently announced proposed merger of Baylake with and into Nicolet Bankshares, Inc. will not have violated the terms of the Merger Agreement prohibiting NEWBI from taking any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

The foregoing descriptions of the Amendment are qualified in their entirety by reference to the full text of the Amendment, which is attached hereto as Exhibits 2.1, and is incorporated by reference herein.

Item 9.01

Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description

2.1	First Amendment to the Agreement and Plan of Merger dated October 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  October 16, 2015

BAYLAKE CORP.

By:  /s/ Kevin L. LaLuzerne

Kevin L. LaLuzerne

Senior Vice President and Chief Financial

Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	First Amendment to the Agreement and Plan of Merger dated October 14, 2015.

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